April 30, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street N.E.—Mail Stop 6010

Washington, DC 20549

Re:	Torchmark Corporation (“Torchmark”) Form 10-K for the fiscal year ended December 31, 2006 Filed: March 1, 2007 File No. 001-08052

Dear Mr. Rosenberg:

The following are the responses of Torchmark to the comments contained in the Staff’s letter dated April 16, 2007 relating to the above-referenced Form 10-K. For convenience, the responses to your comments are numbered to correspond to the numbered paragraphs in the Staff’s April 16, 2007 comment letter.

Form 10-K – December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Critical Accounting Policies, page 46

Deferred Acquisition Costs and Value of Insurance Purchased, page 46

1.	Please provide to us in disclosure type format an analysis that quantifies the specific “different assumptions” that are reasonably likely that could cause amortization to materially differ from what you have recorded. Also quantify the impact that past revisions in assumptions have had on your operations for the periods presented.

RESPONSE: The deferred acquisition costs (“DAC”) assumptions we establish at the inception of our insurance policies are important in determining future amortization amounts. However, these assumptions are locked in at policy inception for approximately 94 percent of our business. Therefore, we believe that our assumptions are not reasonably likely to change causing our amortization to materially differ from what we have recorded, as explained more fully below.

The deferred acquisition costs and value of insurance purchased (collectively referred to as DAC) are amortized based on actuarially determined projections for each block of business. The projections are based on assumptions regarding future mortality, morbidity, persistency, and the interest discount rate. The mortality, morbidity and persistency assumptions are based on many years of company experience. Interest discount rates are set to reflect the company’s long-term expectation of investment returns.

$2.8 billion or approximately 94% of the Company’s DAC asset as of December 31, 2006 is reported under Statement of Financial Accounting Standard No. 60 (“SFAS 60”), for which the DAC is amortized over the premium paying period in proportion to the present value of actual historic and estimated future gross premiums. The projection assumptions for SFAS 60 business are set at the time of contract issue. Under SFAS 60, these assumptions are “locked in” and, except where there is a loss recognition issue, are not revised for the lifetime of the contracts. Absent a premium deficiency, variability in amortization after policy issuance is caused only by variability in premium volumes. The Company has not recorded a DAC loss recognition event for its SFAS 60 DAC asset for any period in the three years ended December 31, 2006.

The remaining $0.2 billion or 6% of deferred acquisition costs pertain to business reported under SFAS 97, for which the DAC is amortized over the estimated lives of the contracts in proportion to actual and estimated future gross profits. These contracts are not subject to lock-in and under SFAS 97 the assumptions must be updated when actual experience or other evidence suggests that earlier estimates should be revised. For the three years ended December 31, 2006, revisions related to our SFAS 97 DAC asset have had an insignificant impact on the amortization of DAC. In none of the years in the three year period ended December 31, 2006 has such adjustment exceeded $3 million, less than one percent of the recorded DAC balance and less than one half of one percent of pre-tax earnings. Also, based on the nature of the Company’s operations, no such adjustment is expected to have a significant or material impact on operations for the foreseeable future.

The sentence referring to DAC assumptions on page 46 of the Company’s December 31, 2006 Form 10-K could be worded more clearly. In order to explain this more fully in our Management’s Discussion and Analysis, we propose to word the deferred acquisition cost section of our Critical Accounting Policies as follows in future filings of our Form 10-K:

Deferred Acquisition Costs and Value of Insurance Purchased. The costs of acquiring new business are generally deferred and recorded as an asset. Deferred acquisition costs consist primarily of sales commissions and other issue and underwriting costs of new insurance sales. Additionally, the costs of acquiring blocks of insurance from other companies or through the acquisition of other companies are also deferred and recorded as assets under the caption “Value of Insurance Purchased” as indicated in Note 4 —Deferred Acquisition Costs and Value of Insurance Purchased in the Notes to Consolidated Financial Statements. Our policies for accounting for deferred acquisition costs and the associated amortization are reported in Note 1—Significant Accounting Policies in the Notes to Consolidated Financial Statements.

Over 90 percent of our recorded amounts for deferred acquisition costs are accounted for under the provisions of Statement of Financial Accounting Standards No. 60 (“SFAS 60”), for which the DAC is amortized over the premium-paying period in proportion to the present value of actual historic and estimated future gross premiums. The projection assumptions for SFAS 60 business are set at the time of contract issue. Under SFAS 60, these assumptions are “locked in” and, except where there is a loss recognition issue, are not revised for the lifetime of the contracts. Absent a premium deficiency, variability in amortization after policy issuance is caused only by variability in premium volumes. The Company has not recorded a DAC loss recognition event for its SFAS 60 DAC asset for any period in the three years ended December 31, 200X.

The remaining portion of deferred acquisition costs pertain to business reported under SFAS 97, for which the DAC is amortized over the estimated lives of the contracts in proportion to actual and estimated future gross profits. These contracts are not subject to lock-in and under SFAS 97 the assumptions must be updated when actual experience or other evidence suggests that earlier estimates should be revised. For the three years ended December 31, 200X, revisions related to our SFAS 97 DAC asset have not had a material impact on the amortization of DAC, and based on the nature of the Company’s operations, are not expected to have a material impact on operations for the foreseeable future.

Consolidated Financial Statements – December 31, 2006

Note 1 – Significant Accounting Policies, page 56

Recognition of Premium Revenue and Related Expenses, page 58

2.	Please tell how recognizing revenues “over the premium-paying period of the policy” complies with the premium revenue recognition guidance as set forth under paragraphs 13 through 16 of SAFS 60. Provide a separate discussion for your life and health operations.

RESPONSE: The premium-paying period for our traditional life and health insurance policies is generally the same as the contract period since our policies require premium to be paid over the life of the policies and the contract terminates when the premium lapses. Therefore premium is recognized when due based on the policy terms. We believe that this is consistent with the guidance in SFAS 60. The significant majority of our insurance products are long-duration life and health products. Please note paragraph 3 of SFAS 97, as it describes the recognition of premiums as revenue when due for long-duration insurance products under SFAS 60, “recognition of premiums as revenue over the premium-paying periods was considered a reasonable measure of service performed.” However, in order to clarify any confusion caused by our disclosure, we propose to replace the first sentence of our premium revenue recognition disclosure as follows in future filings:

“Premium income for traditional long-duration life and health insurance products is recognized when due from the policyholder. Premiums for short-duration health contracts are recognized as revenue over the contract period in proportion to the insurance protection provided.”

Note 6 – Liability for Unpaid Health Claims, page 71

3.	Please explain to us in a disclosure-type format why the amounts incurred during each of the periods presented here do not agree to the amounts of health policy benefits indicated on your consolidated statements of operations.

RESPONSE: The tabular disclosure provided in Note 6 – Liability for Unpaid Health Claims was disclosed in accordance with SOP 94-5, which in paragraph 11 requires a roll forward of the health claim liability, including beginning and ending balance, claims incurred and claims paid. We have no loss adjustment expenses or material settlement expenses. The line item “Health policy benefits” indicated on our Consolidated Statement of Operations was prepared in compliance with Regulation 210.7-04, line 5, which requires a disclosure of benefits, claims, losses, and settlement expenses. Health policy benefits required by this item include the increase in future health policy reserves as well as incurred claims, and thus will not agree with incurred claims.

Exhibit 12

4.	Fixed charges should include interest credited to policyholders, and the ratio of earnings to fixed charges should include five years as required under Item 503(d) of Regulation S-K. Please delete the computation that excludes interest credited to policyholders or alternatively, include it as a footnote or in another manner that makes clear to the reader that it is not the ratio required by Item 503(d) of Regulation S-K. Please provide us a revised Exhibit 12.

RESPONSE: We have revised and attached Exhibit 12 as advised. We intend to file Exhibit 12 in the revised manner in future periods.

Torchmark acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the fiscal year ended December 31, 2006; (2) staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the above-referenced filing; and (3) it may not assert Staff comments as a defense in any prosecution initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

I hope that this letter responds adequately to your comments. Please contact me at 972-569-3245 or Carol McCoy at 205-325-4243 if you have additional comments or questions.

Very truly yours,

/s/ Larry M. Hutchison

Larry M. Hutchison

LMH:ts

Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Pre-tax earnings	$773,570	$731,521	$720,801	$653,112	$578,397
Fixed charges	137,073	125,824	122,690	125,313	113,835

Earnings before fixed charges	$910,643	$857,345	$843,491	$778,425	$692,232

Fixed charges:
Interest expense*	$71,899	$60,290	$55,881	$55,565	$57,427
Amortization of bond issue costs	1,237	644	610	570	532
Interest credited for deposit products	61,940	63,049	64,470	67,618	54,743
Estimated interest factor of rental expense	1,997	1,841	1,729	1,560	1,133

Total fixed charges	$137,073	$125,824	$122,690	$125,313	$113,835

Ratio of earnings to fixed charges	6.6	6.8	6.9	6.2	6.1

Rental expense	$6,050	$5,579	$5,238	$4,727	$3,432

Estimated interest factor of rental expense (33%)	$1,997	$1,841	$1,729	$1,560	$1,133

*	There was no interest capitalized in any period indicated.